Exhibit 99.1

Exhibit 99.1

SANOFI HALF-YEAR FINANCIAL REPORT 2026	1

Exhibit 99.1
1. Condensed half-year consolidated financial statements
1. Condensed half-year consolidated financial statements
Consolidated balance sheets - assets
(Unaudited(1))

(€ million)	Note	June 30, 2026	December 31, 2025
Property, plant and equipment owned	B.2.	10,364	10,052
Right-of-use assets		1,590	1,459
Goodwill	B.3.	41,954	41,300
Other intangible assets	B.3.	26,359	26,261
Investments accounted for using the equity method	B.5.	3,207	3,259
Other non-current assets	B.6.	4,732	4,364
Non-current income tax assets		569	550
Deferred tax assets		8,763	8,608
Non-current assets		97,538	95,853
Inventories		11,127	10,214
Accounts receivable	B.7.	8,714	8,410
Other current assets		4,282	4,066
Current income tax assets		492	397
Cash and cash equivalents	B.9.	6,350	7,657
Assets held for sale		557	208
Current assets		31,522	30,952
Total assets		129,060	126,805
The accompanying notes on pages 10 to 33 are an integral part of the condensed half-year consolidated financial statements.
(1) These unaudited condensed half-year consolidated financial statements as of June 30, 2026 should be read in conjunction with Sanofi’s audited full-year consolidated financial statements as of December 31, 2025.

2	SANOFI HALF-YEAR FINANCIAL REPORT 2026

Exhibit 99.1
1. Condensed half-year consolidated financial statements

Consolidated balance sheets - equity and liabilities
(Unaudited(1))

(€ million)	Note	June 30, 2026	December 31, 2025
Equity attributable to equity holders of Sanofi		69,207	71,376
Equity attributable to non-controlling interests		360	334
Total equity	B.8.	69,567	71,710
Long-term debt	B.9.	14,646	14,248
Non-current lease liabilities		1,677	1,467
Non-current liabilities related to business combinations and to non-controlling interests	B.11.	652	585
Non-current provisions and other non-current liabilities	B.12.	6,848	6,703
Non-current income tax liabilities		2,187	2,081
Deferred tax liabilities		1,553	1,666
Non-current liabilities		27,563	26,750
Accounts payable		7,150	7,361
Current liabilities related to business combinations and to non-controlling interests	B.11.	—	—
Current provisions and other current liabilities		16,446	15,565
Current income tax liabilities		884	751
Current lease liabilities		227	272
Short-term debt and current portion of long-term debt	B.9.	7,026	4,342
Liabilities related to assets held for sale		197	54
Current liabilities		31,930	28,345
Total equity and liabilities		129,060	126,805
The accompanying notes on pages 10 to 33 are an integral part of the condensed half-year consolidated financial statements.
(1) These unaudited condensed half-year consolidated financial statements as of June 30, 2026 should be read in conjunction with Sanofi’s audited full-year consolidated financial statements as of December 31, 2025.

SANOFI HALF-YEAR FINANCIAL REPORT 2026	3

Exhibit 99.1
1. Condensed half-year consolidated financial statements
Consolidated income statements
(Unaudited(1))

(€ million)	Note	June 30, 2026 (6 months)	June 30, 2025 (6 months)
Net sales	B.20.	22,106	19,889
Other revenues	B.20.	1,438	1,452
Cost of sales		(6,155)	(5,881)
Gross profit		17,389	15,460
Research and development expenses		(3,980)	(3,717)
Selling and general expenses		(4,792)	(4,506)
Other operating income	B.15.	800	533
Other operating expenses	B.15.	(3,436)	(2,476)
Amortization of intangible assets	B.3.	(1,087)	(777)
Impairment of intangible assets	B.4.	(1,031)	(210)
Fair value remeasurement of contingent consideration	B.6. B.11.	(37)	(61)
Restructuring costs and similar items	B.16.	(563)	(430)
Other gains and losses, and litigation	B.17.	(95)	(57)
Operating income		3,168	3,759
Financial expenses	B.18.	(465)	(361)
Financial income	B.18.	137	184
Income before tax and investments accounted for using the equity method		2,840	3,582
Income tax expense	B.19.	(871)	(711)
Share of profit/(loss) from investments accounted for using the equity method		2	85
Net income from continuing operations		1,971	2,956
Net income from discontinued operations	B.22.	26	2,881
Net income		1,997	5,837
Net income attributable to non-controlling interests		40	25
Net income attributable to equity holders of Sanofi		1,957	5,812
•Basic earnings per share from continuing operations (€)		1.61	2.40
•Basic earnings per share from discontinued operations (€)		0.02	2.34
Basic earnings per share (€)	B.8.7.	1.63	4.74
•Diluted earnings per share from continuing operations (€)		1.60	2.39
•Diluted earnings per share from discontinued operations (€)		0.02	2.33
Diluted earnings per share (€)	B.8.7.	1.62	4.72

The accompanying notes on pages 10 to 33 are an integral part of the condensed half-year consolidated financial statements.
(1) These unaudited condensed half-year consolidated financial statements as of June 30, 2026 should be read in conjunction with Sanofi’s audited full-year consolidated financial statements as of December 31, 2025.

4	SANOFI HALF-YEAR FINANCIAL REPORT 2026

Exhibit 99.1
1. Condensed half-year consolidated financial statements
Consolidated statements of comprehensive income
(Unaudited(1))

(€ million)	Note	June 30, 2026 (6 months)	June 30, 2025 (6 months)
Net income		1,997	5,837
Attributable to equity holders of Sanofi		1,957	5,812
Attributable to non-controlling interests		40	25
Other comprehensive income:
•Actuarial gains/(losses)	B.8.8.	158	111
•Change in fair value of equity instruments included in financial assets and financial liabilities	B.8.8.	175	222
•Tax effects	B.8.8.	(43)	(92)
Subtotal: items not subsequently reclassifiable to profit or loss from continuing operations (A)		290	241
•Change in fair value of debt instruments included in financial assets	B.8.8.	5	3
•Change in fair value of cash flow hedges	B.8.8.	14	(23)
•Change in currency translation differences	B.8.8.	1,313	(5,203)
•Tax effects	B.8.8.	(5)	(95)
Subtotal: items subsequently reclassifiable to profit or loss from continuing operations (B)		1,327	(5,318)
Other comprehensive income/(loss) from continuing operations for the period, net of taxes (A+B)		1,617	(5,077)
Other comprehensive income/(loss) for the period from discontinued operations, net of taxes (C)		—	303
Comprehensive income		3,614	1,063
Attributable to equity holders of Sanofi		3,562	1,076
•Continuing operations		3,536	(2,097)
•Discontinued operations		26	3,173
Attributable to non-controlling interests		52	(13)

The accompanying notes on pages 10 to 33 are an integral part of the condensed half-year consolidated financial statements.
(1) These unaudited condensed half-year consolidated financial statements as of June 30, 2026 should be read in conjunction with Sanofi’s audited full-year consolidated financial statements as of December 31, 2025.

SANOFI HALF-YEAR FINANCIAL REPORT 2026	5

Exhibit 99.1
1. Condensed half-year consolidated financial statements
Consolidated statements of changes in equity
(Unaudited(1))

(€ million)	Share capital	Additional paid-in capital	Treasury shares	Reserves and retained earnings	Stock options and other share-based payments	Other compre-hensive income	Attribut-able to equity holders of Sanofi	Attribut-able to non-controlling interests	Total equity
Balance at January 1, 2025	2,526	—	(840)	68,185	5,260	2,376	77,507	350	77,857
Other comprehensive income for the period	—	—	—	243	—	(4,979)	(4,736)	(38)	(4,774)
Net income for the period	—	—	—	5,812	—	—	5,812	25	5,837
Comprehensive income for the period	—	—	—	6,055	—	(4,979)	1,076	(13)	1,063
Dividend paid out of 2024 earnings (€3.92 per share)	—	—	—	(4,772)	—	—	(4,772)	—	(4,772)
Payment of dividends to non-controlling interests	—	—	—	—	—	—	—	(32)	(32)
Share repurchase program (a)	—	—	(3,988)	—	—	—	(3,988)	—	(3,988)
Reduction in share capital	(74)	—	3,868	(3,794)	—	—	—	—	—
Tax on share cancellations (b)	—	—	(15)	—	—	—	(15)	—	(15)
Share-based payment plans:
•Exercise of stock options	1	14	—	—	—	—	15	—	15
•Issuance of restricted shares and vesting of existing restricted shares	3	(3)	—	—	—	—	—	—	—
•Value of services obtained from employees	—	—	—	—	177	—	177	—	177
•Tax effects of share-based payments	—	—	—	—	(7)	—	(7)	—	(7)
Other changes arising from issuance of restricted shares (c)	—	—	—	15	—	—	15	—	15
Changes in non-controlling interests (d)	—	—	—	—	—	—	—	(34)	(34)
Balance at June 30, 2025	2,456	11	(975)	65,689	5,430	(2,603)	70,008	271	70,279
Other comprehensive income for the period	—	—	—	(71)	—	160	89	(5)	84
Net income for the period	—	—	—	2,001	—	—	2,001	13	2,014
Comprehensive income for the period	—	—	—	1,930	—	160	2,090	8	2,098
Payment of dividends to non-controlling interests	—	—	—	—	—	—	—	(12)	(12)
Share repurchase program (a)	—	—	(1,027)	—	—	—	(1,027)	—	(1,027)
Reduction in share capital	(22)	(170)	934	(742)	—	—	—	—	—
Tax on share cancellations (b)	—	—	(4)	—	—	—	(4)	—	(4)
Share-based payment plans:
•Exercise of stock options	—	—	—	—	—	—	—	—	—
•Issuance of restricted shares and vesting of existing restricted shares	—	—	—	—	—	—	—	—	—
•Employee share ownership plan	5	160	—	—	—	—	165	—	165
•Value of services obtained from employees	—	—	—	—	142	—	142	—	142
•Tax effects of share-based payments	—	—	—	—	—	—	—	—	—
Changes in non-controlling interests (d)	—	—	—	—	—	—	—	68	68
Balance at December 31, 2025	2,439	1	(1,072)	66,877	5,572	(2,441)	71,376	334	71,710
(1) These unaudited condensed half-year consolidated financial statements as of June 30, 2026 should be read in conjunction with Sanofi’s audited full-year consolidated financial statements as of December 31, 2025.

6	SANOFI HALF-YEAR FINANCIAL REPORT 2026

Exhibit 99.1
1. Condensed half-year consolidated financial statements

(€ million)	Share capital	Additional paid-in capital	Treasury shares	Reserves and retained earnings	Stock options and other share-based payments	Other compre-hensive income	Attribut-able to equity holders of Sanofi	Attribut-able to non-controlling interests	Total equity
Balance at January 1, 2026	2,439	1	(1,072)	66,877	5,572	(2,441)	71,376	334	71,710
Other comprehensive income for the period	—	—	—	290	—	1,315	1,605	12	1,617
Net income for the period	—	—	—	1,957	—	—	1,957	40	1,997
Comprehensive income for the period	—	—	—	2,247	—	1,315	3,562	52	3,614
Dividend paid out of 2025 earnings (€4.12 per share)	—	—	—	(4,923)	—	—	(4,923)	—	(4,923)
Payment of dividends to non-controlling interests	—	—	—	—	—	—	—	(26)	(26)
Share repurchase program (a)	—	—	(1,003)	—	—	—	(1,003)	—	(1,003)
Reduction in share capital (a)	(15)	—	596	(581)	—	—	—	—	—
Tax on share cancellations (b)	—	—	(3)	—	—	—	(3)	—	(3)
Share-based payment plans:
•Exercise of stock options	—	3	—	—	—	—	3	—	3
•Issuance of restricted shares and vesting of existing restricted shares (a)	4	(4)	102	(102)	—	—	—	—	—
•Value of services obtained from employees	—	—	—	—	184	—	184	—	184
•Tax effects of share-based payments	—	—	—	—	1	—	1	—	1
Other changes arising from issuance of restricted shares (c)	—	—	—	10	—	—	10	—	10
Balance at June 30, 2026	2,428	—	(1,380)	63,528	5,757	(1,126)	69,207	360	69,567
(a)See Note B.8.2 and B.8.3. (for amounts relating to 2025, see Note D.15.4. to the consolidated financial statements for the year ended December 31, 2025).
(b)Reflects new regulations implemented on the taxation of share cancellations in Article 95 of the French Finance Bill for 2025.
(c)This line comprises the impact of the issuance of restricted shares to former employees of Opella subsequent to the date on which Sanofi lost control of Opella.
(d)This line mainly comprises changes in non-controlling interests arising from divestments and acquisitions.

The accompanying notes on pages 10 to 33 are an integral part of the condensed half-year consolidated financial statements.

SANOFI HALF-YEAR FINANCIAL REPORT 2026	7

Exhibit 99.1
1. Condensed half-year consolidated financial statements
Consolidated statement of cash flows
(Unaudited(1))

(€ million)	Note	June 30, 2026 (6 months)	June 30, 2025 (6 months)
Net income attributable to equity holders of Sanofi		1,957	5,812
Net (income)/loss from the discontinued Opella business		(26)	(2,881)
Non-controlling interests		40	25
Share of undistributed earnings from investments accounted for using the equity method		94	(15)
Depreciation, amortization and impairment of property, plant and equipment, right-of-use assets and intangible assets		2,880	1,779
Gains and losses on disposals of non-current assets, net of tax (a)		(9)	(266)
Net change in deferred taxes		(218)	(539)
Net change in non-current provisions and other non-current liabilities (b)		195	(212)
Cost of employee benefits (stock options and other share-based payments)		184	171
Impact of the workdown of acquired inventories remeasured at fair value		210	—
Other profit or loss items with no cash effect on cash flows generated by operating activities (c)		(74)	106
Operating cash flow before changes in working capital		5,233	3,980
(Increase)/decrease in inventories		(958)	(635)
(Increase)/decrease in accounts receivable		(27)	(785)
Increase/(decrease) in accounts payable		(340)	187
Net change in other current assets and other current liabilities		735	620
Net cash provided by/(used in) continuing operating activities		4,643	3,367
Net cash provided by/(used in) operating activities of the discontinued Opella business		—	188
Net cash provided by/(used in) operating activities (d)		4,643	3,555
Acquisitions of property, plant and equipment and intangible assets	B.2. - B.3.	(1,296)	(1,420)
Acquisitions of consolidated undertakings and investments accounted for using the equity method (e)	B.1.	(1,408)	(538)
Acquisitions of other equity investments		(189)	(423)
Proceeds from disposals of property, plant and equipment, intangible assets and other non-current assets, net of tax (f)		424	434
Disposals of consolidated undertakings and investments accounted for using the equity method, net of tax		78	—
Net change in other non-current assets		(32)	(32)
Net cash provided by/(used in) continuing investing activities		(2,423)	(1,979)
Net cash provided by/(used in) investing activities of the discontinued Opella business		—	(36)
Net cash inflow/(outflow) from the Opella transaction (g)		(220)	10,742
Net cash provided by/(used in) investing activities		(2,643)	8,727
Issuance of Sanofi shares	B.8.1.	18	29
Dividends paid:
•to equity holders of Sanofi		(4,923)	(4,772)
•to non-controlling interests		(25)	(27)
Additional long-term debt contracted	B.9.1.	2,304	2,993
Repayments of long-term debt	B.9.1.	(1,505)	(1,859)
Repayment of lease liabilities		(147)	(124)
Net change in short-term debt and other financial instruments (h)		1,955	3,322
Acquisitions of treasury shares and related tax effect	B.8.2	(1,009)	(4,003)
Net cash provided by/(used in) continuing financing activities		(3,332)	(4,441)
Net cash provided by/(used in) financing activities of the discontinued Opella business		—	(48)
Net cash provided by/(used in) financing activities		(3,332)	(4,489)
Impact of exchange rates on cash and cash equivalents		19	(42)
Cash and cash equivalents reclassified to Assets held for sale as of December 31, 2024		—	167
Net change in cash and cash equivalents		(1,313)	7,918
Cash and cash equivalents, beginning of period (i)		7,663	7,441
Cash and cash equivalents, end of period	B.9.	6,350	15,359
(1) These unaudited condensed half-year consolidated financial statements as of June 30, 2026 should be read in conjunction with Sanofi’s audited full-year consolidated financial statements as of December 31, 2025.

8	SANOFI HALF-YEAR FINANCIAL REPORT 2026

Exhibit 99.1
1. Condensed half-year consolidated financial statements
(a)Includes non-current financial assets and deferred taxes, amounting to zero as of June 30, 2026 and to €48 million as of June 30, 2025.
(b)This line item includes contributions paid to pension funds (see Note B.12.).
(c)This line item mainly comprises unrealized foreign exchange gains and losses arising on the remeasurement of monetary items in non-functional currencies and on instruments used to hedge such items.
(d)Of which:

	June 30, 2026 (6 months)	June 30, 2025 (6 months)
•Income tax paid	(925)	(1,355)
•Interest paid	(260)	(206)
•Interest received	111	170
•Dividends received from non-consolidated entities	3	5
(e)This line item includes payments made in respect of contingent consideration identified and recognized as a liability in business combinations. For the six months ended June 30, 2026, this line item includes the net cash outflow arising from the acquisition of Dynavax (see Note B.1.1.). For the six months ended June 30, 2025 it includes the net cash outflow arising from the acquisition of Dren-0201.
(f)For the six months ended June 30, 2026 and June 30, 2025, this line item mainly comprises proceeds from disposals of (i) assets and businesses due to portfolio rationalization, and (ii) equity and debt instruments.
(g)For the six months ended June 30, 2025, this amount includes €(667) million in respect of cash and cash equivalents held by Opella as of April 30, 2025.
(h)For the six months ended June 30, 2026, this line item mainly comprises (i) a commercial paper program in the United States for €2,388 million and (ii) a cash outflow of €249 million arising from the settlement of the financial liabilities of Dynavax, acquired on February 10, 2026 (see Note B.1.1.). For the six months ended June 30, 2025, this line item mainly comprises a commercial paper program in the United States for €3,353 million.
(i)Includes the impact of the IFRS 9 amendment relating to the classification of financial instruments applicable from January 1, 2026.

SANOFI HALF-YEAR FINANCIAL REPORT 2026	9

Exhibit 99.1
1. Condensed half-year consolidated financial statements
Notes to the condensed half-year consolidated financial statements as of June 30, 2026
(Unaudited(1))
Introduction
Sanofi, together with its subsidiaries (collectively “Sanofi”, “the Group” or “the Company”), is a global healthcare leader engaged in the research, development and marketing of therapeutic solutions focused on patient needs.
Sanofi is listed in Paris (Euronext: SAN) and New York (Nasdaq: SNY).
The condensed consolidated financial statements for the six months ended June 30, 2026 were reviewed by the Sanofi Board of Directors at the Board meeting on July 29, 2026.
A/ Basis of preparation of the half-year financial statements and accounting policies
A.1. International financial reporting standards (IFRS)
The half-year consolidated financial statements have been prepared and presented in condensed format in accordance with IAS 34 (Interim Financial Reporting). The accompanying notes therefore relate to significant events and transactions of the period, and should be read in conjunction with the consolidated financial statements for the year ended December 31, 2025.
The accounting policies used in the preparation of the consolidated financial statements as of June 30, 2026 comply with international financial reporting standards (IFRS) as endorsed by the European Union and as issued by the International Accounting Standards Board (IASB). IFRS as endorsed by the European Union as of June 30, 2026 are available via the following web link: https://www.efrag.org/en/financial-reporting/endorsement-status.
The accounting policies applied effective January 1, 2026 are identical to those presented in the consolidated financial statements for the year ended December 31, 2025.
On May 30, 2024, the IASB issued amendments to IFRS 9 and IFRS 7 relating to the classification and measurement of financial instruments, applicable from January 1, 2026. The amendments did not have a material impact on the financial statements.
On July 18, 2024, the IASB issued Volume 11 of “Annual Improvements to IFRS”, applicable from January 1, 2026. Those improvements to various standards, which are essentially in the nature of clarifications, did not have a material impact on the financial statements.
On December 18, 2024, the IASB issued "Contracts referencing nature-dependent electricity", amendments to IFRS 9 and IFRS 7, applicable from January 1, 2026. The amendments could potentially result in an enhancement of the disclosures provided in the 2026 annual financial statements. As a reminder, renewable energy purchase contracts entered into by Sanofi as of December 31, 2025 are described in Note D.21. to the consolidated financial statements included in Sanofi’s Form 20-F for the year ended December 31, 2025 (the “2025 20-F”).
In its 2026 half-year financial statements, Sanofi has used an average effective tax rate that takes into account the Pillar Two top-up tax applicable from January 1, 2024. As in the previous year, the effective tax rate also includes a one-off impact from the 2025 component of the exceptional surcharge in respect of French corporate income taxes (see Note B.19.).
A.2. Use of estimates and judgments
The preparation of financial statements requires management to make reasonable estimates and assumptions based on information available at the date the financial statements are finalized. Those estimates and assumptions may affect the reported amounts of assets, liabilities, revenues and expenses in the financial statements, and disclosures of contingent assets and contingent liabilities as of the date of the review of the financial statements. Examples of estimates and assumptions include:
•amounts deducted from sales for projected sales returns, chargeback incentives, rebates and price reductions;
•impairment of property, plant and equipment and intangible assets;
•the valuation of goodwill and the valuation and useful life of acquired intangible assets; and
•the amount of liabilities or provisions for restructuring, litigation, tax risks relating to corporate income taxes, and environmental risks.
Actual results could differ from these estimates.
For half-year financial reporting purposes, and as allowed under IAS 34, Sanofi has determined income tax expense on the basis of an estimate of the effective tax rate for the full financial year. That rate is applied to business operating income plus financial income and minus financial expenses, and before (i) the share of profit/loss of investments accounted for using the equity
(1) These unaudited condensed half-year consolidated financial statements as of June 30, 2026 should be read in conjunction with Sanofi’s audited full-year consolidated financial statements as of December 31, 2025.

10	SANOFI HALF-YEAR FINANCIAL REPORT 2026

Exhibit 99.1
1. Condensed half-year consolidated financial statements
method and (ii) net income attributable to non-controlling interests. The estimated full-year effective tax rate is based on the tax rates that will be applicable to projected pre-tax profits or losses arising in the various tax jurisdictions in which Sanofi operates.
A.3. Seasonal trends
Sanofi’s activities are not subject to significant seasonal fluctuations.
A.4. Consolidation and foreign currency translation of the financial statements of subsidiaries in hyperinflationary economies
In 2026, Sanofi continues to account for subsidiaries based in Venezuela using the full consolidation method, on the basis that the criteria for control as specified in IFRS 10 (Consolidated Financial Statements) are still met. The contribution of the Venezuelan subsidiaries to the consolidated financial statements is immaterial.
In Argentina, the cumulative rate of inflation over the last three years is in excess of 100%, based on a combination of indices used to measure inflation in that country. Consequently, Sanofi has (since July 1, 2018) treated Argentina as a hyperinflationary economy and has applied IAS 29. The impact of the resulting restatements is immaterial at Sanofi group level.
In Turkey, the cumulative rate of inflation over the last three years is in excess of 100%, based on a combination of indices used to measure inflation in that country. Consequently, Sanofi has (since January 1, 2022) treated Turkey as a hyperinflationary economy and has applied IAS 29. The impact of the resulting restatements is immaterial at Sanofi group level.
A.5. Fair value of financial instruments
Under IFRS 13 (Fair Value Measurement) and IFRS 7 (Financial Instruments: Disclosures), fair value measurements must be classified using a hierarchy based on the inputs used to measure the fair value of the instrument. This hierarchy has three levels:
•Level 1: quoted prices in active markets for identical assets or liabilities (without modification or repackaging);
•Level 2: quoted prices in active markets for similar assets or liabilities, or valuation techniques in which all important inputs are derived from observable market data; and
•Level 3: valuation techniques in which not all important inputs are derived from observable market data.

SANOFI HALF-YEAR FINANCIAL REPORT 2026	11

Exhibit 99.1
1. Condensed half-year consolidated financial statements
The table below shows the disclosures required under IFRS 7 relating to the measurement principles applied to financial instruments.

Note	Type of financial instrument	Measurement principle	Level in fair value hierarchy	Valuation technique	Method used to determine fair value
						Market data
					Valuation model	Exchange rate	Interest rate	Volatilities
B.6.	Financial assets measured at fair value (quoted equity instruments)	Fair value	1	Market value	Quoted market price	N/A
B.6.	Financial assets measured at fair value (quoted debt instruments)	Fair value	1	Market value	Quoted market price	N/A
B.6.	Financial assets measured at fair value (unquoted equity instruments)	Fair value	3	Amortized cost/ Peer comparison (primarily)	If cost ceases to be a representative measure of fair value, an internal valuation based primarily on peer comparison is used.
B.6.	Financial assets measured at fair value (contingent consideration receivable)	Fair value	3	Revenue-based approach
The fair value of contingent consideration receivable is determined by adjusting the contingent consideration at the end of the reporting period using the method described in Note D.7.3. to the consolidated financial statements for the year ended December 31, 2025.

B.6.	Long-term loans and advances and other non-current receivables	Amortized cost	N/A	N/A	The amortized cost of long-term loans and advances and other non-current receivables at the end of the reporting period is not materially different from their fair value.
B.6.	Financial assets measured at fair value held to meet obligations under post-employment benefit plans	Fair value	1	Market value	Quoted market price	N/A
B.6.	Financial assets designated at fair value held to meet obligations under deferred compensation plans	Fair value	1	Market value	Quoted market price	N/A
B.9.	Investments in mutual funds	Fair value	1	Market value	Net asset value	N/A
B.9.	Negotiable debt instruments, commercial paper, instant access deposits and term deposits	Amortized cost	N/A	N/A	Because these instruments have a maturity of less than 3 months, amortized cost is regarded as an acceptable approximation of fair value as disclosed in the notes to the consolidated financial statements.
B.9. B.12.	Financial liabilities	Amortized cost (a)	N/A	N/A	In the case of financial liabilities with a maturity of less than 3 months, amortized cost is regarded as an acceptable approximation of fair value as reported in the notes to the consolidated financial statements.
For financial liabilities with a maturity of more than 3 months, fair value as reported in the notes to the consolidated financial statements is determined either by reference to quoted market prices at the end of the reporting period (quoted instruments) or by discounting the future cash flows based on observable market data at the end of the reporting period (unquoted instruments).
					For financial liabilities based on variable payments such as royalties, fair value is determined on the basis of discounted cash flow projections.
B.9.	Lease liabilities	Amortized cost	N/A	N/A	Future lease payments are discounted using the incremental borrowing rate.
B.10.	Forward currency contracts	Fair value	2	Revenue-based approach	Present value of future cash flows	Mid Market Spot	< 1 year: Mid Money Market > 1 year: Mid Zero Coupon	N/A
B.10.	Interest rate swaps	Fair value	2	Revenue-based approach	Present value of future cash flows	Mid Market Spot	< 1 year: Mid Money Market and Euronext interest rate futures > 1 year: Mid Zero Coupon	N/A
B.10.	Cross-currency swaps	Fair value	2	Revenue-based approach	Present value of future cash flows	Mid Market Spot	< 1 year: Mid Money Market and Euronext interest rate futures > 1 year: Mid Zero Coupon	N/A
B.11.	Liabilities related to business combinations and to non-controlling interests	Fair value	3	Revenue-based approach	Under IAS 32, contingent consideration payable in a business combination is a financial liability. The fair value of such liabilities is determined by adjusting the contingent consideration at the end of the reporting period using the method described in Note B.11.
(a)In the case of debt designated as a hedged item in a fair value hedging relationship, the carrying amount in the consolidated balance sheet includes changes in fair value attributable to the hedged risk(s).

12	SANOFI HALF-YEAR FINANCIAL REPORT 2026

Exhibit 99.1
1. Condensed half-year consolidated financial statements
A.6. New pronouncements issued by the IASB and applicable from 2027
On April 9, 2024, the IASB issued IFRS 18 (Presentation and Disclosure in Financial Statements), applicable from January 1, 2027. In terms of adapting Sanofi’s chart of accounts and financial information systems, the transition is continuing on schedule. In line with the information communicated in the 2025 financial statements as published, Sanofi’s IFRS 18 rollout project – which began in the fourth quarter of 2025 – is progressing, and the impact analysis has evolved in line with the schedule. The future structure of Sanofi’s consolidated income statement will present operating expenses by function, and will reflect presentational choices based on the “useful structured summary” principle established by IFRS 18. Those choices involve the classification of income statement items according to five categories (operating, investing, financing, income tax and discontinued operations), with the sub-totals limited solely to those specified in IFRS 18. The income statement structure will also reflect the fact that Sanofi as a whole operates a single principal activity. As regards the requirement to disclose alternative management performance measures (MPMs) that meet the IFRS 18 definition in the notes to the financial statements, Sanofi has identified the relevant MPMs. In accordance with the information communicated in Sanofi’s 2025 consolidated financial statements, the main MPMs are “Business gross profit”, “Business operating income” and “Business net income”, all of which are non-IFRS measures that Sanofi currently uses in its financial communication. No significant impact on these performance measures has been identified at this stage.
The transition note intended for publication in Sanofi’s 2026 Annual Report on Form 20-F will include a reconciliation, for the comparative years 2026 and 2025, between (i) the amounts for each income statement line item presented in accordance with IFRS 18 as applicable from 2027 and (ii) those presented in accordance with the currently applicable standard (IAS 1).
Furthermore, the presentation of the consolidated statement of cash flows will be modified such that it starts from Operating income instead of Net income attributable to equity holders of Sanofi.
Finally, as mentioned in Sanofi’s 2025 year-end financial communications, Sanofi is not early adopting IFRS 18.
On November 13, 2025, the IASB issued “Translation to a Hyperinflationary Presentation Currency”, an amendment to IAS 21 (The Effects of Changes in Foreign Exchange Rates), applicable from January 1, 2027 (subject to endorsement by the European Union). Sanofi does not expect any material impact and will not early adopt this amendment.

B/ Significant information for the first half of 2026
B.1. Significant transactions for the first half of 2026
B.1.1. Acquisition of Dynavax Technologies Corporation
On February 10, 2026, Sanofi finalized the acquisition of Dynavax Technologies Corporation (Dynavax), a vaccines company with a marketed adult hepatitis B vaccine (HEPLISAV-B) and a differentiated shingles vaccine candidate. The acquisition augments Sanofi’s presence in adult immunization by bringing together Dynavax’s vaccines with Sanofi’s global scale, development capabilities and commercial reach.
Dynavax’s adult hepatitis B vaccine HEPLISAV-B is currently marketed in the United States and is differentiated by its two-dose regimen over one month, enabling high levels of seroprotection faster than other hepatitis B vaccines (which are given in three doses over six months).
The acquisition also includes Dynavax’s shingles vaccine candidate (Z-1018), which is currently in phase 1/2 clinical development, and additional vaccine pipeline projects.
The transaction involved a cash tender offer by Sanofi to acquire all outstanding shares of Dynavax for $15.50 per share in cash, reflecting a total equity value on a fully diluted basis of approximately $2.2 billion, including the subsequent reimbursement of the short-term debt for $0.3 billion.
The provisional purchase price allocation led to the recognition of €204 million of goodwill, determined as follows:

(€ million)	Fair value at acquisition date
Other intangible assets	1,150
Other current and non-current assets and liabilities	429
Cash and cash equivalents	169
Short-term debt	(249)
Deferred taxes, net	(132)
Net assets of Dynavax	1,367
Goodwill	204
Purchase price	1,571
“Other intangible assets” mainly comprise Dynavax’s marketed vaccine HEPLISAV-B.

SANOFI HALF-YEAR FINANCIAL REPORT 2026	13

Exhibit 99.1
1. Condensed half-year consolidated financial statements
Goodwill mainly represents the effects of expected future synergies and other benefits to be derived from the integration of Dynavax into the Sanofi group.
The goodwill generated on this acquisition does not give rise to any deduction for income tax purposes.
Dynavax's contributions to Biopharma segment net sales and business operating income (for a definition refer to Note B.21. “Segment Information”) since the acquisition date amount to €144 million and €89 million, respectively. Over the same period, Dynavax made a negative contribution of €63 million to consolidated net income, including amortization of intangible assets of €38 million; amortization and expenses arising from the impact of acquired inventories of €44 million; and restructuring costs and similar items of €63 million.
The impact of this acquisition, as reflected within the line item Acquisitions of consolidated undertakings and investments accounted for using the equity method in the consolidated statement of cash flows, is a net cash outflow of €1,403 million.
B.1.2. Proposed divestment of Medley, Sanofi’s Brazilian generics business
On March 6, 2026, Sanofi and EMS Group, a major pharmaceutical conglomerate in Brazil, announced the signing of a definitive agreement for the purchase and sale of 100% of Medley, one of Brazil’s leading generic drug brands.
With effect from that date, given that completion of the transaction is considered highly probable, all of the assets of Medley, and the liabilities directly associated with those assets (subsequently transferred to Medley Farmaceutica Ltda, a new legal entity formed on May 1, 2026, the equity interests in which will be divested), are presented in the consolidated balance sheet within the line items Assets held for sale and Liabilities related to assets held for sale, in accordance with IFRS 5 (Non-Current Assets Held for Sale and Discontinued Operations); they are the main component of those line items as of June 30, 2026.
Sanofi’s Brazilian generics business does not meet the definition of a discontinued operation under IFRS 5 (see Note B.7. to the consolidated financial statements for the year ended December 31, 2025), as a result of which the net income from this business is not presented separately in the income statement.
A net gain is expected upon closing of the transaction. Consequently, no impairment was recognized on the carrying amount of the net assets of Medley Farmaceutica Ltda as of the date of reclassification as held for sale.
The transaction is expected to close no earlier than the fourth quarter of 2026 subject to the fulfilment of customary closing conditions, primarily clearance from the Brazilian Antitrust Authority (Administrative Council for Economic Defense – CADE).
B.2. Property, plant and equipment
The table below sets forth acquisitions and capitalized interest by operating segment for the first half of 2026:

(€ million)	June 30, 2026	June 30, 2025
Acquisitions	763	702
Biopharma	763	663
Of which Manufacturing & Supply	594	453
Opella (discontinued operation)	—	39
Of which capitalized interest	23	22
Firm orders for property, plant and equipment stood at €1,336 million as of June 30, 2026.
B.3. Goodwill and other intangible assets
Goodwill amounted to €41,954 million as of June 30, 2026, versus €41,300 million as of December 31, 2025. The movement during the period reflects the impact of changes in exchange rates and the recognition of the goodwill arising on the Dynavax acquisition (see note B.1.1.), partially offset by the reclassification of the goodwill relating to the Brazilian generics business to Assets held for sale as a result of the proposed divestment (see note B.1.2.).
Movements in other intangible assets during the first half of 2026 were as follows:

14	SANOFI HALF-YEAR FINANCIAL REPORT 2026

Exhibit 99.1
1. Condensed half-year consolidated financial statements

(€ million)	Acquired R&D	Products, trademarks and other rights	Software	Total other intangible assets
Gross value at January 1, 2026	14,951	66,746	1,888	83,585
Changes in scope of consolidation (a)	—	1,149	1	1,150
Acquisitions and other increases	321	122	88	531
Disposals and other decreases	(534)	(17)	(28)	(579)
Currency translation differences	324	1,232	12	1,568
Transfers (b)	(245)	(162)	(4)	(411)
Gross value at June 30, 2026	14,817	69,070	1,957	85,844
Accumulated amortization and impairment at January 1, 2026	(6,220)	(49,624)	(1,480)	(57,324)
Amortization expense	—	(1,106)	(58)	(1,164)
Impairment losses, net of reversals (c)	(970)	(61)	(17)	(1,048)
Disposals and other decreases	534	17	26	577
Currency translation differences	(135)	(785)	(10)	(930)
Transfers (b)	—	400	4	404
Accumulated amortization and impairment at June 30, 2026	(6,791)	(51,159)	(1,535)	(59,485)
Carrying amount at January 1, 2026	8,731	17,122	408	26,261
Carrying amount at June 30, 2026	8,026	17,911	422	26,359
(a)The “Changes in scope of consolidation” line mainly comprises the intangible assets recognized as part of the Dynavax acquisition (see Note B.1.)
(b)The “Transfers” line mainly comprises (i) acquired R&D that came into commercial use during the period and (ii) reclassifications of assets to Assets held for sale.
(c)See Note B.4.

“Products, trademarks and other products” mainly comprise:
•marketed products, with a carrying amount of €17.1 billion as of June 30, 2026 (versus €16.2 billion as of December 31, 2025) and a weighted average amortization period of approximately 11 years; and
•technological platforms brought into service, with a carrying amount of €0.8 billion as of June 30, 2026 (versus €0.9 billion as of December 31, 2025) and a weighted average amortization period of approximately 18 years.
B.4. Impairment of intangible assets
The monitoring of impairment indicators for other intangible assets (excluding software) led to the recognition of impairment losses of €1,031 million in the first half of 2026, mainly comprising a €952 million impairment loss taken against the amlitelimab asset, corresponding to the entire carrying amount of this intangible asset.
B.5. Investments accounted for using the equity method
Investments accounted for using the equity method consist of associates and joint ventures (see Note B.1. to the consolidated financial statements for the year ended December 31, 2025), and comprise:

(€ million)	% interest	June 30, 2026	December 31, 2025
OPAL JV Co (a)	48.2	2,965	2,934
EUROAPI (b)	29.6	38	64
Infraserv GmbH & Co. Höchst KG (c)	31.2	93	112
MSP Vaccine Company (d)	50.0	52	59
Other investments	—	59	90
Total		3,207	3,259
(a)Following the loss of control of Opella in 2025, Sanofi holds 48.2% of OPAL JV Co (CD&R holds 50% and Bpifrance holds 1.8%). As of December 31, 2025 the investment included a €241 million loan to OPAL JV Co being in substance part of the investment. In 2026, following finalization of the Opella completion accounts as of April 30, 2025, this loan was converted into ordinary shares.
(b)The investment in EUROAPI includes an impairment loss determined by reference to the quoted market price (€1.33 as of June 30, 2026, and €2.27 as of December 31, 2025).
(c)Joint venture.
(d)Joint venture. MSP Vaccine Company owns 100% of MCM Vaccine BV.

Share of profit/(loss) from investments accounted for using the equity method showed net income of €2 million for the first half of 2026 (including a net loss of €39 million for Sanofi’s share of losses from the associate OPAL JV Co), versus net income of €85 million for the first half of 2025 (including net income of €11 million for Sanofi’s share of profits from the associate OPAL JV Co for the period from May 1, 2025 through June 30, 2025).

SANOFI HALF-YEAR FINANCIAL REPORT 2026	15

Exhibit 99.1
1. Condensed half-year consolidated financial statements
The financial statements include commercial transactions between Sanofi and some equity-accounted investments that are classified as related parties. The principal transactions and balances with related parties are summarized below:

(€ million)	June 30, 2026	June 30, 2025
Sales (c)	31	29
Royalties and other income (c)	142	63
Purchases of goods and services (including research expenses) (c)	548	371

(€ million)	June 30, 2026	December 31, 2025
Accounts receivable and other receivables (a)	430	588
Other assets (b)	84	143
Other liabilities	379	710
(a)    Includes loans to joint ventures and associates.
(b)    In October 2024, Sanofi raised its investment in EUROAPI by €200 million in the form of a perpetual subordinated hybrid bond. The fair value of this investment as of June 30, 2026 was €84 million, versus €143 million as of December 31, 2025.
(c) For the six months ended June 30, 2025, these amounts include transactions between Sanofi and OPAL JV Co for the period from May 1, 2025 through June 30, 2025.

Key items from the unaudited half-year consolidated financial statements of OPAL JV Co as of June 30, 2026, as provided in accordance with Sanofi’s consolidation timelines, are presented below:

(€ million)	June 30, 2026	June 30, 2025
Consolidated income statement
Net sales and other revenues (a)	2,657	887
Net income (a)	(61)	24
Consolidated statement of comprehensive income
Other comprehensive income	83	(1)
Comprehensive income	22	23
(a) With effect from May 1, 2025, OPAL JV Co is accounted for using the equity method following the loss of control of Opella by Sanofi on April 30, 2025.

(€ million)	June 30, 2026	December 31, 2025
Consolidated balance sheet
Non-current assets	16,673	15,013
Current assets	2,925	2,859
Total assets	19,598	17,872
Equity attributable to equity holders of OPAL JV Co	5,958	5,380
Equity attributable to non-controlling interests	436	490
Total equity	6,394	5,870
Non-current liabilities	11,575	9,850
Current liabilities	1,629	2,152
Total liabilities	13,204	12,002
Total equity and liabilities	19,598	17,872
B.6. Other non-current assets
Other non-current assets comprise:

(€ million)	June 30, 2026	December 31, 2025
Equity instruments at fair value through other comprehensive income	2,435	2,200
Debt instruments at fair value through other comprehensive income	363	389
Other financial assets at fair value through profit or loss	1,099	1,004
Pre-funded pension obligations	203	194
Long-term prepaid expenses	185	175
Long-term loans and advances and other non-current receivables	421	393
Derivative financial instruments	26	9
Total	4,732	4,364

16	SANOFI HALF-YEAR FINANCIAL REPORT 2026

Exhibit 99.1
1. Condensed half-year consolidated financial statements
B.7. Accounts receivable
Accounts receivable break down as follows:

(€ million)	June 30, 2026	December 31, 2025
Gross value	8,818	8,510
Allowances	(104)	(100)
Carrying amount	8,714	8,410
The impact of allowances against accounts receivable in the first half of 2026 was a net expense of €6 million (versus a net expense of €4 million for the first half of 2025).
The table below shows the ageing profile of overdue accounts receivable, based on gross value:

(€ million)	Overdue accounts gross value	Overdue by <1 month	Overdue by 1-3 months	Overdue by 3-6 months	Overdue by 6-12 months	Overdue by > 12 months
June 30, 2026	522	183	127	142	27	43
December 31, 2025	468	184	134	71	27	52
Amounts overdue by more than one month relate mainly to public-sector customers.
Some Sanofi subsidiaries have assigned receivables to factoring companies or banks without recourse. The amount of receivables that met the conditions described in Note B.8.6. to the consolidated financial statements for the year ended December 31, 2025 and hence were derecognized was €11 million as of June 30, 2026 (versus zero as of December 31, 2025). The residual guarantees relating to those transfers were immaterial as of June 30, 2026.
B.8. Consolidated shareholders’ equity
B.8.1. Share capital
As of June 30, 2026, the share capital was €2,428,198,054 and consisted of 1,214,099,027 shares (the total number of shares outstanding) with a par value of €2.
Treasury shares held by Sanofi are as follows:

	Number of shares (million)	% of share capital for the period
June 30, 2026	16.03	1.320%
December 31, 2025	11.96	0.981%
June 30, 2025	10.66	0.868%
January 1, 2025	9.53	0.755%
A total of 30,070 shares were issued in the first half of 2026 as a result of the exercise of Sanofi stock subscription options.
In addition, 3,072,520 shares vested under Sanofi restricted share plans during the first half of 2026, of which 1,886,523 were fulfilled by issuance of new shares and 1,185,997 by allotment of existing shares free of charge.
B.8.2. Repurchase of Sanofi shares
On April 30, 2025, the Annual General Meeting of Sanofi shareholders authorized a share repurchase program for a period of 18 months. Under that program, Sanofi repurchased 12,571,455 of its own shares during the first half of 2026 for a total amount of €1,003 million.
During the meeting of the Board of Directors on January 29, 2025, the Board authorized Sanofi to repurchase the Company's shares, for an amount not exceeding €5 billion, under the terms and conditions set by the General Meeting of April 30, 2024 in its 19th resolution. As part of this authorization, Sanofi entered into a share buyback agreement with its historical shareholder L'Oréal on February 2, 2025 for the acquisition of 2.34% of Sanofi’s share capital, equivalent to 29,556,650 shares, for a total amount of approximately €3 billion, representing a price of €101.50 per share. The conclusion of that agreement was approved by the Board of Directors on the same day prior to the signing of the agreement, and in accordance with the procedure set forth in Articles L. 225-38 et seq. of the French Commercial Code.
On April 29, 2026, the Annual General Meeting of Sanofi shareholders authorized a share repurchase program for a period of 18 months. Sanofi did not use that authorization during the first half of 2026.
B.8.3. Reduction in share capital
During the first half of 2026, treasury shares amounting to €596 million were cancelled further to decisions taken by the Sanofi Board of Directors on March 4, 2026.
Those reductions have no impact on shareholders’ equity, except for the impact of the tax on share cancellations.

SANOFI HALF-YEAR FINANCIAL REPORT 2026	17

Exhibit 99.1
1. Condensed half-year consolidated financial statements
B.8.4. Restricted share plans
Restricted share plans are accounted for in accordance with the policies described in Note B.24.3. to the consolidated financial statements for the year ended December 31, 2025. The principal features of the plans awarded in 2026 are set forth below:

2026
Type of plan	Performance share plan
Date of Board meeting approving the plan	April, 29, 2026
Date of Board meeting approving the plans awarded to the Chief Executive Officer	May 1, 2026
Total number of shares subject to a 3-year service period	5,087,518
Of which with no market condition	3,367,862
Fair value per share awarded (a)	€65.86
Of which with market conditions	1,719,656
Fair value per share awarded other than to the Chief Executive Officer (1,674,656 shares in total) (b)	€57.99
Fair value per share awarded to the Chief Executive Officer (45,000 shares) (b)	€53.46
Total number of shares subject to a 5-year service period	180,000
Fair value per share awarded to the Chief Executive Officer (180,000 shares) (c)	€40.46
Fair value of plans at the date of grant (€ million)	329
(a)Quoted market price per share at the date of grant, adjusted for dividends expected during the vesting period.
(b) Weighting between (i) fair value determined using the Monte Carlo model and (ii) market price of Sanofi shares at the date of grant, adjusted for dividends expected during the vesting period of 3 years.
(c) Weighting between (i) fair value determined using the Monte Carlo model and (ii) market price of Sanofi shares at the date of grant, adjusted for dividends expected during the vesting period of 5 years.

The total expense recognized for all restricted share plans, and the number of restricted shares not yet fully vested, are shown in the table below:

	June 30, 2026	June 30, 2025
Total expense for restricted share plans (€ million)	138	146
Number of shares not yet fully vested	12,995,668	11,550,347
Under 2026 plans	5,267,518	—
Under 2025 plans	3,897,342	4,020,451
Under 2024 plans	3,772,461	4,110,089
Under 2023 plans	58,347	3,313,588
Under 2022 plans	—	106,219
B.8.5. Employee stock purchase plans
On January 28, 2026, the Sanofi Board of Directors approved an employee stock purchase plan, offering employees the opportunity to subscribe for new Sanofi shares at a price of €59.87 per share. The subscription period was open from June 9 through June 29, 2026. Sanofi employees subscribed for a total of 2,431,494 shares, and the resulting capital increase was supplemented by the immediate issuance of a further 104,327 shares for the employer’s contribution. The total expense recognized for this plan in the first half of 2026 was €46 million, determined in accordance with IFRS 2 (Share-Based Payment) on the basis of the discount granted to the employees.
On January 29, 2025, the Sanofi Board of Directors approved an employee stock purchase plan, offering employees the opportunity to subscribe for new Sanofi shares at a price of €72.97 per share. The subscription period was open from June 10 through June 30, 2025. Sanofi employees subscribed for a total of 2,260,776 shares, and the resulting capital increase was supplemented by the immediate issuance of a further 116,794 shares for the employer’s contribution. The total expense recognized for this plan in the first half of 2025 was €31 million, determined in accordance with IFRS 2 (Share-Based Payment) on the basis of the discount granted to the employees.
B.8.6. Stock subscription option plans
No stock subscription option plans were awarded in the first half of 2026 or in 2025.
No further stock option plan expenses were recognized through equity in either the first half of 2026 or 2025.

18	SANOFI HALF-YEAR FINANCIAL REPORT 2026

Exhibit 99.1
1. Condensed half-year consolidated financial statements
The table below provides summary information about options outstanding and exercisable as of June 30, 2026:

Range of exercise prices per share	Outstanding			Exercisable
	Number of options	Weighted average residual life (years)	Weighted average exercise price per share (€)	Number of options	Weighted average exercise price per share (€)
From €60.00 to €70.00 per share	168,784	1.84	65.84	168,784	65.84
From €70.00 to €80.00 per share	213,400	2.84	76.71	213,400	76.71
From €80.00 to €90.00 per share	257,010	0.86	88.97	257,010	88.97
Total	639,194			639,194
B.8.7. Earnings per share
Net income:

(€ million)	June 30, 2026 (6 months)	June 30, 2025 (6 months)
Net income attributable to equity holders of Sanofi	1,957.0	5,812.0
of which net income from continuing operations	1,931.0	2,941.0
of which net income from discontinued operations	26.0	2,871.0
Number of shares:

(number of shares in million)	June 30, 2026 (6 months)	June 30, 2025 (6 months)
Average number of shares outstanding	1,200.4	1,225.5
Adjustment for stock options with dilutive effect	—	0.1
Adjustment for restricted shares	5.1	5.1
Average number of shares used to compute diluted earnings per share	1,205.5	1,230.7
As of June 30, 2026 and June 30, 2025, all stock options were taken into account in computing diluted earnings per share because they all had a dilutive effect.
Earnings per share:
Diluted earnings per share is computed using the number of shares outstanding plus stock options with dilutive effect and restricted shares.

(in euros)	June 30, 2026 (6 months)	June 30, 2025 (6 months)
•Basic earnings per share from continuing operations (€)	1.61	2.40
•Basic earnings per share from discontinued operations (€)	0.02	2.34
Basic earnings per share (€)	1.63	4.74
•Diluted earnings per share from continuing operations (€)	1.60	2.39
•Diluted earnings per share from discontinued operations (€)	0.02	2.33
Diluted earnings per share (€)	1.62	4.72

SANOFI HALF-YEAR FINANCIAL REPORT 2026	19

Exhibit 99.1
1. Condensed half-year consolidated financial statements
B.8.8. Other comprehensive income
Movements within other comprehensive income are shown below:

(€ million)	June 30, 2026 (6 months)	June 30, 2025 (6 months)
Actuarial gains/(losses):
▪Actuarial gains/(losses) excluding investments accounted for using the equity method	157	105
▪Actuarial gains/(losses) of investments accounted for using the equity method, net of taxes	1	1
▪Tax effects	(20)	(25)
Equity instruments included in financial assets and financial liabilities:
▪Change in fair value (excluding investments accounted for using the equity method)	175	222
▪Change in fair value (investments accounted for using the equity method, net of taxes)	—	—
▪Equity risk hedging instruments designated as fair value hedges	—	—
▪Tax effects	(23)	(60)
Items not subsequently reclassifiable to profit or loss	290	243
Debt instruments included in financial assets:
▪Change in fair value (excluding investments accounted for using the equity method) (a)	5	3
▪Change in fair value (investments accounted for using the equity method, net of taxes)	—	—
▪Tax effects	—	—
Cash flow hedges and fair value hedges:
▪Change in fair value (excluding investments accounted for using the equity method) (b)	5	(23)
▪Change in fair value (investments accounted for using the equity method, net of taxes)	9	—
▪Tax effects	(2)	6
Change in currency translation differences:
▪Currency translation differences on foreign subsidiaries (excluding investments accounted for using the equity method) (c)	1,747	(5,266)
▪Currency translation differences (investments accounted for using the equity method)	55	(26)
▪Hedges of net investments in foreign operations	(489)	390
▪Tax effects	(3)	(101)
Items subsequently reclassifiable to profit or loss	1,327	(5,017)
(a)Includes reclassifications to profit or loss: immaterial over all periods.
(b)Includes reclassifications to profit or loss: €1 million in the first half of 2026; €2 million in the first half of 2025.
(c)Currency translation differences on foreign subsidiaries are mainly due to the appreciation of the US dollar.
    Includes reclassifications to profit or loss: a €146 million loss in the first half of 2026 and a €459 million loss in the first half of 2025 relating to the deconsolidation of Opella.

B.9. Debt, cash and cash equivalents
Changes in financial position during the period were as follows:

(€ million)	June 30, 2026	December 31, 2025
Long-term debt	14,646	14,248
Short-term debt and current portion of long-term debt	7,026	4,342
Interest rate and currency derivatives used to manage debt	221	112
Total debt	21,893	18,702
Cash and cash equivalents	(6,350)	(7,657)
Interest rate and currency derivatives used to manage cash and cash equivalents	(30)	(37)
Net debt (a)	15,513	11,008
(a)Net debt does not include lease liabilities, which amounted to €1,904 million as of June 30, 2026 and €1,739 million as of December 31, 2025.
“Net debt” is a non-IFRS financial measure used by management and investors to measure Sanofi’s overall net indebtedness.

20	SANOFI HALF-YEAR FINANCIAL REPORT 2026

Exhibit 99.1
1. Condensed half-year consolidated financial statements
B.9.1. Net debt at value on redemption
A reconciliation of the carrying amount of net debt in the balance sheet to value on redemption as of June 30, 2026 is shown below:

(€ million)				Value on redemption
	Carrying amount at June 30, 2026	Amortized cost	Adjustment to debt measured at fair value	June 30, 2026	December 31, 2025
Long-term debt	14,646	44	61	14,751	14,360
Short-term debt and current portion of long-term debt	7,026	1	—	7,027	4,344
Interest rate and currency derivatives used to manage debt	221	—	(131)	90	12
Total debt	21,893	45	(70)	21,868	18,716
Cash and cash equivalents	(6,350)	—	—	(6,350)	(7,657)
Interest rate and currency derivatives used to manage cash and cash equivalents	(30)	—	—	(30)	(37)
Net debt (a)	15,513	45	(70)	15,488	11,022
(a)Net debt does not include lease liabilities, which amounted to €1,904 million as of June 30, 2026 and €1,739 million as of December 31, 2025.

The table below shows an analysis of net debt by type, at value on redemption:

(€ million)	June 30, 2026				December 31, 2025
	non-current	current		Total	non-current	current	Total
Bond issues (a)	14,702	3,599		18,301	14,306	3,165	17,471
Other bank borrowings	49	3,291	(b)	3,340	54	936	990
Other borrowings	—	1		1	—	1	1
Bank credit balances	—	136		136	—	242	242
Interest rate and currency derivatives used to manage debt	—	90		90	—	12	12
Total debt	14,751	7,117		21,868	14,360	4,356	18,716
Cash and cash equivalents	—	(6,350)		(6,350)	—	(7,657)	(7,657)
Interest rate and currency derivatives used to manage cash and cash equivalents	—	(30)		(30)	—	(37)	(37)
Net debt	14,751	737		15,488	14,360	(3,338)	11,022
(a) These amounts include $3 billion designated as a hedge of Sanofi’s net investment in the United States.
(b) As of June 30, 2026, current other bank borrowings include €3,217 million related to the US commercial paper program.

Principal financing and debt reduction transactions during the period
During the period, Sanofi carried out a bond issue of €2.3 billion in three tranches:
•€1,000 million of fixed-rate bonds maturing May 2029, with annual coupons and bearing interest at an annual rate of 3.000%;
•€650 million of fixed-rate bonds maturing May 2033, with annual coupons and bearing interest at an annual rate of 3.375%; and
•€650 million of fixed-rate bonds maturing May 2037, with annual coupons and bearing interest at an annual rate of 3.750%.

One bond issue was redeemed during the period: a €1.5 billion issue from March 2018, redeemed at maturity on March 21, 2026.

As of June 30, 2026, Sanofi had two syndicated credit facilities linked to social and environmental criteria in place to manage its liquidity in connection with current operations:
•a syndicated credit facility of €4 billion, drawable in euros and US dollars and expiring on March 6, 2030, for which no further extension options are available; and
•a syndicated credit facility of €3.85 billion, drawable in euros and US dollars and expiring on April 23, 2031, for which two one-year extension options are available. This facility became effective on April 23, 2026, and replaced an existing €4 billion facility that was cancelled on the same date and had originally been scheduled to mature on December 6, 2027.

As of June 30, 2026, neither facility was drawn down.

SANOFI HALF-YEAR FINANCIAL REPORT 2026	21

Exhibit 99.1
1. Condensed half-year consolidated financial statements
Sanofi also has two short-term debt programs:
•a €6 billion Negotiable European Commercial Paper program in France; and
•a $10 billion Commercial Paper program in the United States.

During the first half of 2026:
•the average drawdown under the US Commercial Paper program was $3.0 billion; and
•the average drawdown under the Negotiable European Commercial Paper program in France was €0.1 billion.

The financing in place as of June 30, 2026 at the level of the holding company (which manages most of Sanofi’s financing needs centrally) is not subject to any financial covenants, and contains no clauses linking credit spreads or fees to the credit rating.
B.9.2. Market value of net debt
The market value of Sanofi’s debt, net of cash and cash equivalents and derivatives and excluding accrued interest, is as follows:

(€ million)	June 30, 2026	December 31, 2025
Market value	14,989	10,424
Value on redemption	15,488	11,022
B.10. Derivative financial instruments
B.10.1 Currency derivatives used to manage operating risk exposures
The table below shows operating currency hedging instruments in place as of June 30, 2026. The notional amount is translated into euros at the relevant closing exchange rate.

June 30, 2026			Of which derivatives designated as cash flow hedges			Of which derivatives not eligible for hedge accounting
(€ million)	Notional amount	Fair value	Notional amount	Fair value	Of which recognized in equity	Notional amount	Fair value
Forward currency sales	6,536	(66)	221	(8)	(8)	6,315	(58)
of which US dollar	2,968	(38)	—	—	—	2,968	(38)
of which Singapore dollar	555	—	—	—	—	555	—
of which Chinese yuan renminbi	530	(6)	—	—	—	530	(6)
of which Brazilian real (a)	422	(9)	221	(8)	(8)	201	(1)
of which Saudi Arabian riyal	224	(3)	—	—	—	224	(3)
Forward currency purchases	5,039	33	—	—	—	5,039	33
of which US dollar	3,200	24	—	—	—	3,200	24
of which Singapore dollar	596	2	—	—	—	596	2
of which Chinese yuan renminbi	306	2	—	—	—	306	2
of which Turkish lira	120	6	—	—	—	120	6
of which United Arab Emirates dirham	120	1	—	—	—	120	1
Total	11,575	(33)	221	(8)	(8)	11,354	(25)
(a) Includes forward sales with a notional amount of BRL 1,300 million expiring in 2027, designated as a cash flow hedge on the divestment of Medley in Brazil.
The above positions mainly hedge material foreign currency cash flows arising after the end of the reporting period in relation to transactions carried out during the six months ended June 30, 2026 and recognized in the balance sheet at that date. Gains and losses on hedging instruments (forward contracts) are calculated and recognized in parallel with the recognition of gains and losses on the hedged items. Due to this hedging relationship, the commercial foreign exchange difference on those items (hedging instruments and hedged transactions) will be immaterial in the second half of 2026.
B.10.2. Currency and interest rate derivatives used to manage financial exposure
The cash pooling arrangements for foreign subsidiaries outside the eurozone, and some of Sanofi’s financing activities, expose certain Sanofi entities to financial foreign exchange risk (i.e. the risk of changes in the value of loans and borrowings denominated in a currency other than the functional currency of the lender or borrower).
That foreign exchange exposure is hedged using derivative instruments (currency swaps or forward contracts) that alter the currency split of Sanofi’s debt once those instruments are taken into account.

22	SANOFI HALF-YEAR FINANCIAL REPORT 2026

Exhibit 99.1
1. Condensed half-year consolidated financial statements
The table below shows financial currency hedging instruments in place as of June 30, 2026. The notional amount is translated into euros at the relevant closing exchange rate.

	June 30, 2026
(€ million)	Notional amount		Fair value	Maximum expiry date
Cross currency seller swaps	1,523		(37)
of which US dollar	1,523	(a)	(37)	2032
Forward currency sales	16,423		(272)
of which US dollar	13,361	(b)	(241)	2027
of which Pound sterling	1,401		(7)	2026
of which Brazilian real	204	(c)	(9)	2027
Forward currency purchases	11,466		170
of which US dollar	8,657	(d)	143	2027
of which Singapore dollar	1,299		6	2026
of which Hungarian forint	543		19	2026
Total	29,412		(139)
(a)Comprises two cross currency swaps, (i) with a notional amount of $870 million, pay 4.16% receive EUR 2.50%, expiring 2029 and (ii) with a notional amount of $870 million, pay 4.53% receive EUR 3.00%, expiring 2032, designated as a hedge of Sanofi’s net investment in the United States. As of June 30, 2026, the fair value of the swaps was a liability of €37 million, with €33 million debited to Other comprehensive income under the cost of hedging accounting treatment and €4 million debited to financial result.
(b)Includes forward sales with a notional amount of $12,275 million expiring in 2026 and 2027, designated as a hedge of Sanofi’s net investment in the United States. As of June 30, 2026, the fair value of these forward contracts represented a liability of €223 million, with €222 million debited to Other comprehensive income and €1 million debited to Financial expenses.
(c)  Includes forward sales with a notional amount of BRL 1,200 million expiring in 2027, designated as a hedge of Sanofi’s net investment in Brazil. As of June 30, 2026, the fair value of these forward contracts represented a liability of €9 million, with €10 million debited to Other comprehensive income, and €1 million credited to Financial income.
(d)    Includes forward purchases with a notional amount of $1,000 million expiring in 2026, designated as a fair value hedge of the exposure of $1,000 million of bond issues to fluctuations in the EUR/USD spot rate. As of June 30, 2026, the fair value of these contracts represented a liability of €6 million, with €6 million debited to Financial expenses; the impact on Other comprehensive income is immaterial.

To optimize the cost of debt or reduce the volatility of debt, Sanofi uses derivative instruments (interest rate swaps and cross currency swaps) to alter the fixed/floating rate split of its net debt.
The table below shows instruments of this type in place as of June 30, 2026:

								Of which designated as fair value hedges		Of which designated as cash flow hedges
(€ million)	2026	2027	2028	2029	2030 and beyond	Total	Fair value	Notional amount	Fair value	Notional amount	Fair value	Of which recognized in equity
Interest rate swaps
pay 2.08% / receive Euribor 3M	—	850	—	—	—	850	(2)	—	—	850	(2)	(2)
pay 3.77% / receive capitalized SOFR + 46bps	—	438	—	—	—	438	4	—	—	438	4	4
pay capitalized SOFR USD/ receive 1.03%	—	—	438	—	—	438	(25)	438	(25)	—	—	—
pay capitalized SOFR USD/ receive 1.32%	—	—	438		—	438	(22)	438	(22)			—
pay 3.82% / receive capitalized SOFR USD + 54 bps	—	—	438	—	—	438	7	—	—	438	7	7
pay capitalized Ester/receive 0.92%	—	—	—	650	—	650	(28)	650	(28)	—	—	—
pay capitalized Ester / receive 2.53%	—	—	—	750	—	750	2	750	2	—	—	—
pay capitalized Ester / receive 2.71%	—	—	—	—	475	475	4	475	4	—	—	—
pay capitalized Ester / receive 2.91%	—	—	—	—	475	475	7	475	7	—	—	—
Total	—	1,288	1,313	1,400	950	4,951	(52)	3,226	(62)	1,726	10	10

SANOFI HALF-YEAR FINANCIAL REPORT 2026	23

Exhibit 99.1
1. Condensed half-year consolidated financial statements
B.11. Liabilities related to business combinations and to non-controlling interests
For a description of the nature of the liabilities reported in the line item Liabilities related to business combinations and to non-controlling interests, refer to Note B.8.4. to the consolidated financial statements for the year ended December 31, 2025.
The liabilities related to business combinations and to non-controlling interests shown in the table below are level 3 instruments under the IFRS 13 and IFRS 7 fair value hierarchy (see Note A.5.).
Movements in liabilities related to business combinations and to non-controlling interests in the first half of 2026 are shown below:

(€ million)	Shire contingent consideration arising from acquisition of Translate Bio	CVRs issued in connection with the acquisition of Blueprint	CVRs issued in connection with the acquisition of Vigil	Other	Total (a)
Balance at January 1, 2026	531	48	5	1	585
Payments made	—	—	—	—	—
Fair value remeasurements through profit or loss: (gain)/loss (including unwinding of discount) (b)	38	8	3	—	49
Currency translation differences	16	2	1	(1)	18
Balance at June 30, 2026	585	58	9	—	652
Of which:
•Current portion					—
•Non-current portion					652
(a)As of January 1, 2026, this comprised a non-current portion of €585 million.
(b)    Amounts mainly reported within the income statement line item “Fair value remeasurement of contingent consideration”.
As of June 30, 2026, Liabilities related to business combinations and to non-controlling interests mainly comprised the contingent consideration liability towards Shire Human Genetic Therapies Inc. (Shire) arising from Sanofi's acquisition of Translate Bio in September 2021. The fair value of the Shire liability is determined by applying the contractual terms to development and sales projections that are weighted to reflect the probability of success, and discounted. The liability was measured at €585 million as of June 30, 2026, compared with €531 million as of December 31, 2025. If the discount rate were to fall by one percentage point, the fair value of the Shire liability would increase by approximately 13%.

B.12. Non-current provisions and other non-current liabilities
The line item Non-current provisions and other non-current liabilities comprises the following:

(€ million)	June 30, 2026	December 31, 2025
Provisions	4,592	4,541
Other non-current liabilities (a)	2,256	2,162
Total	6,848	6,703
(a)    Includes €1,647 million as of June 30, 2026 relating to the liability for royalties payable to Sobi on net sales of Beyfortus in the United States (see Note C.2. to the consolidated financial statements for the year ended December 31, 2025). Given the method used to calculate royalties payable, an increase or decrease in sales forecasts would lead to a proportionate change in the amount of the liability. The nominal value of payments estimated to be due within more than one year but less than five years is €916 million; the nominal value of payments estimated to be due after more than five years is €2,150 million.
The table below shows movements in provisions:

24	SANOFI HALF-YEAR FINANCIAL REPORT 2026

Exhibit 99.1
1. Condensed half-year consolidated financial statements

(€ million)	Provisions for pensions & other post-employment benefits		Provisions for other long-term benefits	Restructuring provisions	Other provisions	Total
Balance at January 1, 2026	1,440		827	654	1,620	4,541
Changes in scope of consolidation	—		—	—	13	13
Increases in provisions and other liabilities	57	(a)	110	180	126	473
Provisions utilized	(36)	(a)	(57)	(4)	(40)	(137)
Reversals of unutilized provisions	(13)	(a)	(2)	(60)	(54)	(129)
Transfers (b)	11		—	(104)	(20)	(113)
Net interest related to employee benefits, and unwinding of discount	26		1	8	14	49
Currency translation differences	15		18	2	17	52
Actuarial gains and losses on defined-benefit plans	(157)		—	—	—	(157)
Balance at June 30, 2026	1,343		897	676	1,676	4,592
(a)    In the case of “Provisions for pensions and other post-employment benefits”, the “Increases in provisions and other liabilities” line corresponds to rights vesting in employees during the period, and past service cost; the “Provisions utilized” line corresponds to contributions paid into pension funds and to beneficiaries; and the “Reversals of unutilized provisions” line corresponds to plan curtailments, settlements and amendments.
(b)    Mainly transfers to Current provisions and other current liabilities.
Provisions for pensions and other post-employment benefits
For an analysis of the sensitivity of obligations in respect of pensions and other employee benefits as of December 31, 2025, and of the assumptions used as of that date, see Note D.19.1. to the consolidated financial statements for the year ended December 31, 2025.
The principal assumptions used (in particular, discount and inflation rates) and the market value of plan assets for the eurozone, the United States and the United Kingdom were reviewed as of June 30, 2026 to take into account changes during the first half of the year.
Actuarial gains and losses arising on pensions and other post-employment benefits and recognized in equity are as follows (amounts reported before tax):

(€ million)	June 30, 2026 (6 months)		June 30, 2025 (6 months)	(c)
Actuarial gains/(losses) on plan assets	71		(45)
Actuarial gains/(losses) on benefit obligations	86	(a)	152	(b)
(a)Includes the effects of (i) the change in discount rates (in a range between +0.05% and +0.50%) and (ii) the +0.15% change in the inflation rate in the United Kingdom in the first half of 2026.
(b)Includes the effects of (i) the change in discount rates (in a range between 0.00% and +0.30%) and (ii) the -0.30% change in the inflation rate in the United Kingdom in the first half of 2025.
(c)Includes actuarial gains/ (losses) related to Opella of €(4) million for the first half of 2025..

B.13. Off balance sheet commitments
Off balance sheet commitments to third parties as of December 31, 2025 are presented in Note D.21.1. to the consolidated financial statements for the year ended December 31, 2025.
The principal commitments entered into the period are described below:
•In March 2026, Sanofi entered into an exclusive license agreement to develop, manufacture, and commercialize rovadicitinib worldwide from CTTQ, a Sino Biopharmaceutical Limited subsidiary. Rovadicitinib is a global first-in-class oral small molecule dual-target JAK/ ROCK inhibitor which received its first approval in China in February 2026 as a first-line treatment for MF (myelofibrosis) indication. Under the terms of the agreement, CTTQ received an upfront payment of $135 million and is entitled to receive up to $1.4 billion in development, regulatory and sales milestones, and up to double-digit tiered royalties on product sales.
•In March 2026, Sanofi entered into a worldwide exclusive license agreement with Kali Therapeutics for a next-generation tri-specific T-cell engager for autoimmune diseases, under which Sanofi will obtain exclusive worldwide rights to KT501, a novel tri-specific antibody utilizing Kali Therapeutics’ proprietary discovery and research platform. Under the terms of the agreement, Kali Therapeutics is entitled to receive up to $1.2 billion including upfront payments (of which $0.1 billion has already been paid) plus development and sales milestones, and tiered royalties ranging from high-single to double digits on product sales.
As of June 30, 2026, Sanofi has not entered into any material new long-term renewable energy contract agreements as part of its sustainability strategy. The main existing agreements are presented in Note D.21.1. to the consolidated financial statements in the 2025 Form 20-F.

SANOFI HALF-YEAR FINANCIAL REPORT 2026	25

Exhibit 99.1
1. Condensed half-year consolidated financial statements
B.14. Litigation and arbitration proceedings
Sanofi and its affiliates are involved in litigation, arbitration and other legal proceedings. These proceedings typically are related to product liability claims, intellectual property rights (particularly claims against generic companies seeking to limit the patent protection of Sanofi products), competition law and trade practices, commercial claims, employment and wrongful discharge claims, tax assessment claims, waste disposal and pollution claims, and claims under warranties or indemnification arrangements relating to business divestitures.
The matters discussed below constitute the most significant developments since publication of the financial statements for the year ended December 31, 2025.
B.14.1. Products
Zantac product litigation in the US
In the Multi-District Litigation (MDL) where Federal court cases were coordinated, the Eleventh Circuit held oral argument for the appeal in the fourth quarter of 2025 and a decision is expected in the second half of 2026.
In those cases pending in Delaware (State court) where the issue is to rule on defendants’ Daubert motions to exclude plaintiffs’ experts, in the second quarter of 2026, the Delaware Superior Court granted summary judgment and dismissed all the cases pending against Sanofi. The plaintiffs are appealing this ruling to the Delaware Supreme Court and Sanofi does not expect a decision on the appeal until the fourth quarter of 2027.
It is not possible, at this stage, to assess with certainty the outcome of these lawsuits.
Talc product litigation in the US
As of June 30, 2026, Sanofi was named as a defendant in approximately 1,430 ongoing product liability actions. To date, no cases have proceeded to trial.
It is not possible, at this stage, to assess with certainty the outcome of these lawsuits.
Dupixent product litigation in the US
Approximately 30 product liability cases have been filed in Federal courts around the country alleging that Dupixent (dupilumab) causes or exacerbates T-Cell lymphoma. In June 2026, those cases were consolidated into a Multi-District Litigation (MDL) in New Jersey Federal court. In addition, eight cases have been filed in New Jersey State court.
It is not possible, at this stage, to assess reliably the outcome of these ongoing cases.
B.14.2. Patents
Praluent (alirocumab)-related Amgen patent litigation in Europe
On March 6, 2026, Sanofi, Regeneron and Amgen entered into a settlement agreement resolving these disputes. The terms of the settlement are confidential. These cases are now closed.
B.14.3. Other litigation
Plavix (clopidogrel) - Attorney General Action in Texas
In the action filed by Sanofi and Bristol Myers Squibb (BMS) against the Texas Attorney General (Texas AG) in Travis County, on April 28, 2026 the Travis County court granted the Texas AG’s motion to abate the companies’ suit against it; and on June 4, 2026 the companies filed a mandamus petition with the Texas Court of Appeals seeking to vacate that ruling.
340B drug pricing program in the US
The US Health Resources and Services Administration (HRSA) withdrew its 340B Rebate Model Pilot Program in February 2026 but is expected to announce a new 340B Rebate Model Pilot Program later in 2026.
ADR Proceedings in the US
In the 340B Administrative Dispute Resolution (ADR) proceedings against Sanofi, one filed by University of Washington/Harborview Medical Center in 2023 and one filed by Hudson Headwaters Health Network in 2024 (both alleging that Sanofi’s 340B Integrity Initiative caused “overcharges” under Section 340B), on March 9, 2026 the ADR Panel determined that there was no overcharge violation by Sanofi in the proceeding involving University of Washington Medical Center/Harborview Medical Center; and on May 27, 2026 the ADR Panel determined that there was no overcharge violation by Sanofi in the proceeding involving Hudson Headwaters Network, which has requested reconsideration of the ADR Panel’s decision.
Mosaic Health in the US
Since the case was remanded by the Court of Appeal to the District Court in August 2025 following the second amended complaint filed by plaintiffs, defendants (Sanofi and three other manufacturers) filed a motion to dismiss certain state law claims. Defendants also filed a petition for a writ of certiorari with the Supreme Court of the United States challenging two aspects of the Second Circuit’s decision. In July 2026, certain state law claims and plaintiffs’ unjust enrichment claims were dismissed. The District Court set a case schedule with fact discovery closing in November 2027.

26	SANOFI HALF-YEAR FINANCIAL REPORT 2026

Exhibit 99.1
1. Condensed half-year consolidated financial statements
Adventist Health System/West in the US
In the appeal filed by Adventist Health System/West following the dismissal granted by the court in March 2024 in favor of the drug manufacturers including Sanofi, the Ninth Circuit Court of Appeals reversed and ordered the case to be remanded to the District Court on March 17, 2026.
B.15. Other operating income and expenses
Other operating income amounted to €800 million in the first half of 2026 (versus €533 million in the first half of 2025), and Other operating expenses to €3,436 million (versus € 2,476 million in the first half of 2025), as shown in the table below.

(€ million)	June 30, 2026 (6 months)	June 30, 2025 (6 months)

Net gains / (losses) on disposals of operating assets or businesses	241	344
Amvuttra licensing income	398	120
Other	161	69
Total other operating income	800	533

Regeneron alliance:
(i) (Profit)/loss sharing	(3,486)	(2,475)
(ii) Additional profit share for development cost from Regeneron	594	494
(iii) Selling expense reimbursements to Regeneron	(336)	(346)
Other	(208)	(149)
Total other operating expenses	(3,436)	(2,476)

B.16. Restructuring costs and similar items
Restructuring costs and similar items comprise the following:

(€ million)	June 30, 2026 (6 months)	June 30, 2025 (6 months)
Employee-related expenses	284	201
Charges, gains or losses on assets (a)	179	109
Costs of transformation programs	10	80
Other (b)	90	40
Total	563	430
(a) This line consists of impairment losses and accelerated depreciation charges related to closed or divested sites (including leased sites), and gains or losses on divestments of assets arising from reorganization decisions made by Sanofi.
(b) This line includes transaction, integration and separation costs in connection with material acquisitions or divestitures amounting to €73 million for the first half of 2026, mainly related to the Dynavax acquisition (see note B.1.).
B.17. Other gains and losses, and litigation
For the first half of 2026, Other gains and losses, and litigation represents a charge of €95 million mainly related to major litigation, compared with a charge of €57 million in the first half of 2025.
B.18. Financial expenses and income
An analysis of financial expenses and income is set forth below:

(€ million)	June 30, 2026 (6 months)	June 30, 2025 (6 months)
Cost of debt (a)	(253)	(219)
Interest income (b)	118	162
Cost of net debt	(135)	(57)
Non-operating foreign exchange gains/(losses)	(3)	1
Unwinding of discounting of provisions (c)	(21)	(22)
Net interest cost related to employee benefits	(27)	(37)
Impairment losses on financial assets, net of reversals	(1)	—
Net interest expense on lease liabilities	(26)	(22)
Other (d)	(115)	(40)
Net financial income/(expenses)	(328)	(177)
comprising: Financial expenses	(465)	(361)
Financial income	137	184

SANOFI HALF-YEAR FINANCIAL REPORT 2026	27

Exhibit 99.1
1. Condensed half-year consolidated financial statements
(a)Includes net gain/(loss) on interest rate and currency derivatives used to manage debt: €12 million in the first half of 2026 and €(25) million in the first half of 2025.
(b)Includes net gain/(loss) on interest rate and currency derivatives used to manage cash and cash equivalents: €6 million in the first half of 2026 and €(4) million in the first half of 2025.
(c)Primarily on provisions for environmental risks, restructuring provisions, and provisions for product-related risks (see Note B.12.).
(d)Includes a financial expense of €146 million for the six months ended June 30, 2026 and €50 million for the six months ended June 30, 2025 for the remeasurement of the liability recorded in the balance sheet for estimated future royalties on Beyfortus sales in the United States.

The impact of the ineffective portion of hedging relationships was not material in either 2026 or 2025.
B.19. Income tax expense
Sanofi has elected for tax consolidations in a number of countries, principally France, Germany, the United Kingdom and the United States.
The table below shows the allocation of income tax expense between current and deferred taxes:

(€ million)	June 30, 2026 (6 months)	June 30, 2025 (6 months)
Current taxes	(1,089)	(1,202)
Deferred taxes	218	491
Total	(871)	(711)
Income before tax and investments accounted for using the equity method	2,840	3,582

The difference between the effective tax rate (on income before tax and investments accounted for using the equity method) and the standard corporate income tax rate applicable in France is explained as follows:

(as a percentage)	June 30, 2026 (6 months) (a)	June 30, 2025 (6 months)(a)
Standard tax rate applicable in France	25.8	25.8
Difference between the standard French tax rate and the rates applicable to Sanofi (b)	(17.9)	(7.3)
Tax effect related to amlitelimab (c)	19.3	—
Revisions to tax exposures and settlements of tax disputes	1.8	2.3
Other (d)	1.5	(1.0)
Effective tax rate	30.6	19.8
(a)Rate calculated on the basis of the estimated effective tax rate for the full financial year (see Note A.2.).
(b)This line reflects the fact that Sanofi has operations in many countries, most of which have lower tax rates than France, and the impact of patent-favorable tax regimes.
The 2025 component of the temporary exceptional corporate income tax surcharge, introduced under the 2026 French Finance Act, is included in the tax charge but excluded from the calculation of the annual average effective tax rate in accordance with IAS 34.
(c) This relates to the non-deductibility of the impairment loss on the amlitelimab intangible asset (see Note B.4.), and associated effects on deferred tax assets.
(d) For the six months ended June 30, 2026, this line includes a tax expense of €57 million representing the estimated impact of Pillar Two based on Sanofi’s current understanding of Pillar Two rules, compared with €17 million for the six months ended June 30, 2025.

28	SANOFI HALF-YEAR FINANCIAL REPORT 2026

Exhibit 99.1
1. Condensed half-year consolidated financial statements
B.20. Revenue from contracts with customers
B.20.1. Analysis of net sales
The table below sets forth net sales for the six months ended June 30, 2026 and June 30, 2025

(€ million)		Europe	United States	Other countries	June 30, 2026	Europe	United States	Other countries	June 30, 2025
Total Group		4,304	11,633	6,169	22,106	4,144	9,535	6,210	19,889
Immunology
of which	Dupixent	1,146	6,922	1,256	9,324	944	5,283	1,085	7,312
Rare diseases
of which	ALTUVIIIO	—	576	98	674	—	456	86	542
	Fabrazyme	138	256	129	523	134	261	130	525
	Nexviazyme/Nexviadyme	152	211	63	426	132	195	60	387
	Cerezyme	126	86	140	352	119	91	153	363
	Ayvakit	44	322	1	367	—	—	—	—
Oncology
of which	Sarclisa	108	132	114	354	83	119	74	276
Other medicines
of which	Lantus	146	344	323	813	149	395	332	876
	Toujeo	259	134	336	729	248	126	318	692
	Plavix	40	2	398	440	44	3	426	473
	Lovenox	202	5	157	364	247	9	191	447
	Rezurock	36	218	42	296	23	220	20	263
Industrial sales		181	7	2	190	241	1	9	251
Vaccines
of which	Polio/pertussis/Hib primary vaccines and boosters, incl. Heplisav-B	206	487	671	1,364	223	320	818	1,361
	RSV vaccines (Beyfortus)	87	65	240	392	85	68	203	356
	Meningitis, travel and endemics vaccines	118	268	179	565	96	319	194	609
	COVID-19 and Influenza vaccines	33	16	72	121	52	54	108	214
Of which total launches		546	1,891	610	3,047	423	1,204	473	2,100
B.20.2. Other revenues

(€ million)	June 30, 2026 (6 months)	June 30, 2025 (6 months)
VaxServe sales of non-Sanofi products	746	842
Sales to Opella (a)	60	61
Royalties	91	68
Other(b)	271	275
Total Biopharma Other revenues	1,168	1,246
Sales / Revenues from Opella products(c)	270	206
Total Other revenues	1,438	1,452
(a) Revenues generated from the manufacture of Consumer Healthcare products on behalf of Opella entities. Until April 30, 2025, Opella entities were within the scope of discontinued operations (see Note B.1). With effect from May 1, 2025, Opella entities are treated as related parties in accordance with IAS24 (see Note B.5.).
(b)    This line mainly comprises revenues received under agreements for Sanofi to provide manufacturing services to third parties.
(c)    Consumer Healthcare activities not transferred on the effective date of loss of control of Opella. These are primarily (i) hospital sales of Opella products in China, the transfer of which will be finalized no earlier than 2028; (ii) sales made by the dedicated entity Opella Russie, of which Sanofi continues to hold the capital (Sanofi is continuing to distribute Opella products in Russian territory under a distribution agreement signed in connection with the separation, the parties reserving the right to discuss the transfer of that entity during the term of the distribution agreement); and (iii) sales of the Gold Bond product range, which are continuing in the United States through the retained subsidiary Gold Bond LLC (holder of the associated worldwide property rights).

SANOFI HALF-YEAR FINANCIAL REPORT 2026	29

Exhibit 99.1
1. Condensed half-year consolidated financial statements
B.21. Segment information
The segment information presented by Sanofi consists of a single operating segment: Biopharma.
The Biopharma operating segment comprises commercial operations and research, development and production activities relating to the Specialty Care, General Medicines, and Vaccines franchises, plus support and corporate functions, for all geographical territories. It also includes revenues generated from the manufacture of Consumer Healthcare products invoiced to Opella Healthcare SAS (Opella), which constitutes a related party with effect from April 30, 2025, the deconsolidation date, corresponding to the closing of Sanofi's sale of a controlling stake of approximately 50% in Opella to Clayton, Dubilier & Rice (CD&R). Those revenues, which before the deconsolidation date represented intragroup transactions classified within continuing operations, are presented within Other revenues in the income statement. The Biopharma operating segment also includes the purchase price of Biopharma products manufactured by Opella.
The “Other” category comprises primarily, but not exclusively, Consumer Healthcare activities not transferred on the effective date of loss of control of Opella. These are primarily (i) hospital sales of Opella products in China, the transfer of which will be finalized no earlier than 2028; (ii) sales made by the dedicated entity Opella Russie, of which Sanofi continues to hold the capital (Sanofi is continuing to distribute Opella products in Russian territory under a distribution agreement signed in connection with the separation, the parties reserving the right to discuss the transfer of that entity during the term of the distribution agreement); and (iii) sales of the Gold Bond product range, which are continuing in the United States through the retained subsidiary Gold Bond LLC (holder of the associated worldwide property rights).
B.21.1. Segment results
Sanofi reports segment results on the basis of “Business operating income”. This indicator is used internally by Sanofi’s chief operating decision maker to measure the performance of the operating segment and to allocate resources.
“Business operating income” is derived from Operating income, adjusted as follows:
•amortization and impairment losses charged against intangible assets (other than software and other rights of an industrial or operational nature) are eliminated;
•fair value remeasurements of contingent consideration relating to business combinations (IFRS 3) or business divestments, and presented within the line item Fair value remeasurement of contingent consideration, are eliminated;
•expenses arising from the remeasurement of inventories following business combinations (IFRS 3) or acquisitions of groups of assets that do not constitute a business within the meaning of paragraph 2b of IFRS 3, are eliminated;
•amounts reported within the line items Restructuring costs and similar items are eliminated;
•other gains and losses (including gains and losses on major divestments), presented within the line item Other gains and losses, and litigation, are eliminated;
•other costs and provisions related to litigation, presented within the line item Other gains and losses, and litigation, are eliminated;
•the share of profits/losses from investments accounted for using the equity method is added, to the extent that this relates (i) to joint ventures or (ii) to associates with which Sanofi has entered into R&D agreements and/or whose operations are managed as an integral part of Sanofi’s business activities, and;
•net income attributable to non-controlling interests related to continuing operations, and excluding the effects of the above reconciling items, is deducted.

30	SANOFI HALF-YEAR FINANCIAL REPORT 2026

Exhibit 99.1
1. Condensed half-year consolidated financial statements
Segment results are shown in the table below:

	June 30, 2026 (6 months)
(€ million)	Biopharma			Other			Total
	June 30, 2026	Change vs. June 30, 2025 on a reported basis (IFRS)	Change vs. June 30, 2025 at constant exchange rates (non-IFRS)	June 30, 2026	Change vs. June 30, 2025 on a reported basis (IFRS)	Change vs. June 30, 2025 at constant exchange rates (non-IFRS)	June 30, 2026	Change vs. June 30, 2025 on a reported basis (IFRS)	Change vs. June 30, 2025 at constant exchange rates (non-IFRS)
Net sales	22,106	+11.1%	+15.7%				22,106	+11.1%	+15.7%
Other revenues	1,168	-6.3%	-2.0%	270	+31.1%	+31.1%	1,438	-1.0%	+2.7%
Cost of sales	(5,812)	+1.0%	+3.8%	(133)	+3.9%	+3.1%	(5,945)	+1.1%	+3.8%
Research and development expenses	(3,979)	+7.1%	+9.9%	(1)	—%	—%	(3,980)	+7.1%	+9.9%
Selling and general expenses	(4,690)	+5.5%	+9.4%	(102)	+72.9%	+76.3%	(4,792)	+6.3%	+10.3%
Other operating income and expenses	(2,630)			(6)			(2,636)
Share of profit/(loss) from investments accounted for using the equity method	74						74
Net income attributable to non-controlling interests	(7)						(7)
Business operating income	6,230	+16.5%	+22.2%	28	+75.0%	+68.8%	6,258	+16.7%	+22.3%
As % of net sales	28.2%						28.3%

	June 30, 2025 (6 months)
(€ million)	Biopharma	Other	Total
Net sales	19,889		19,889
Other revenues	1,246	206	1,452
Cost of sales	(5,753)	(128)	(5,881)
Research and development expenses	(3,716)	(1)	(3,717)
Selling and general expenses	(4,447)	(59)	(4,506)
Other operating income and expenses	(1,941)	(2)	(1,943)
Share of profit/(loss) from investments accounted for using the equity method	77	—	77
Net income attributable to non-controlling interests	(8)	—	(8)
Business operating income	5,347	16	5,363

The table below, presented in compliance with IFRS 8, shows a reconciliation between “Business operating income” and Income before tax and investments accounted for using the equity method:

(€ million)	June 30, 2026 (6 months)	June 30, 2025 (6 months)
Business operating income	6,258	5,363
Share of profit/(loss) from investments accounted for using the equity method (a)	(74)	(77)
Net income attributable to non-controlling interests(b)	7	8
Amortization of intangible assets	(1,087)	(777)
Impairment of intangible assets(c)	(1,031)	(210)
Fair value remeasurement of contingent consideration	(37)	(61)
Expense arising from the impact of acquisitions on inventories(d)	(210)	—
Restructuring costs and similar items(e)	(563)	(430)
Other gains and losses, and litigation(f)	(95)	(57)
Operating income	3,168	3,759
Financial expenses	(465)	(361)
Financial income	137	184
Income before tax and investments accounted for using the equity method	2,840	3,582
(a)Mainly joint ventures.
(b)Excludes (i) restructuring costs and (ii) other adjustments attributable to non-controlling interests.
(c)The monitoring of impairment indicators for other intangible assets led to the recognition of impairment losses of €1,031 million in the first half of 2026 mainly comprising a €952 million impairment loss taken against the amlitelimab asset. For the six months ended June 30, 2025, this line mainly comprises impairment losses of €210 million linked to research and development projects.
(d)This line records the impact of the workdown of acquired inventories remeasured at fair value at the acquisition date, which in the first half of 2026 relate to the Blueprint Medicines and Dynavax acquisitions.
(e)See Note B.16.
(f)See Note B.17.

SANOFI HALF-YEAR FINANCIAL REPORT 2026	31

Exhibit 99.1
1. Condensed half-year consolidated financial statements
B.21.2. Other segment information
The tables below show the split by operating segment of (i) the carrying amount of investments accounted for using the equity method related (a) to joint ventures or (b) to associates with which Sanofi has entered into R&D agreements and/or whose operations are managed as an integral part of Sanofi’s business activities; (ii) acquisitions of property, plant and equipment; and (iii) acquisitions of intangible assets.
Investments accounted for using the equity method mainly comprise MSP Vaccine Company and Infraserv GmbH & Co. Höchst KG (see Note B.5.).
Acquisitions of intangible assets and property, plant and equipment correspond to acquisitions paid for during the period.

	Biopharma
(€ million)	June 30, 2026	June 30, 2025
Investments accounted for using the equity method(a)	204	483
Acquisitions of property, plant and equipment	882	845
Acquisitions of other intangible assets	414	575
(a)    Carrying amount at the end of the reporting period.
B.21.3. Information by geographical region
The geographical information on net sales provided below is based on the geographical location of the customer.

	Net sales
(€ million)	June 30, 2026	June 30, 2025
Europe	4,304	4,144
of which France	725	835
United States	11,633	9,535
Rest of the World	6,169	6,210
of which China	1,325	1,388
Total	22,106	19,889

In accordance with IFRS 8, the non-current assets reported below exclude financial instruments, deferred tax assets, pre-funded pension obligations, and right-of-use assets as determined under IFRS 16.

(€ million)	June 30, 2026		December 31, 2025
	Property, plant and equipment	Other intangible assets	Property, plant and equipment	Other intangible assets
Europe	5,998	3,951	5,760	5,094
of which France	3,161	—	3,123	—
United States	2,270	21,972	2,229	20,694
Rest of the World	2,096	436	2,063	473
of which China	167	—	122	—
Total	10,364	26,359	10,052	26,261
As stated in Note D.5. to the consolidated financial statements for the year ended December 31, 2025, goodwill is not allocated by geographical region.
B.21.4. Disclosures about major customers
Sales generated by Sanofi with its biggest customers, in particular certain wholesalers in the United States, represented 42% of net sales in the first half of 2026. Sanofi’s three largest customers respectively accounted for approximately 22%, 14% and 6% of consolidated net sales in the first half of 2026 (versus approximately 18%, 12% and 5% in the first half of 2025).

32	SANOFI HALF-YEAR FINANCIAL REPORT 2026

Exhibit 99.1
1. Condensed half-year consolidated financial statements
B.22. Information related to Opella, presented within discontinued operations
On April 30, 2025, the Opella transaction was closed triggering loss of control, and resulting in the derecognition of all assets and liabilities of Opella subsidiaries.
The table below shows the main items presented within Net income from discontinued operations:

(€ million)	June 30, 2026	June 30, 2025
Net sales and other revenues (a)	—	1,736
Operating income (a)	—	266
Gain on disposal of Opella before tax	18	2,781
Income before tax and investments accounted for using the equity method, including gain on disposal of Opella before tax	22	3,039
Income tax expense (b)	4	(158)
Net income from discontinued operations (Opella)	26	2,881
(a) For the first half of 2025, these lines include the net sales and operating income of Opella until the date of loss of control.
(b) In 2025, this line includes an expense of €88 million related to the tax impact on the gain arising on the loss of control of Opella.

SANOFI HALF-YEAR FINANCIAL REPORT 2026	33